

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Arthi Chakravarthy
Chief Legal Officer
Enovix Corp
3501 W. Warren Avenue
Fremont, California 94538

> **Re: Enovix Corp**
> **Registration Statement on Form S-3**
> **Filed on August 9, 2023**
> **File No. 333-273858**

Dear Arthi Chakravarthy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matthew Hemington